Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of   January 2007,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: January 25, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, January 25,2007 Page 1 of 1

Electrolux share redemption is finalized
As a part of the redemption program approved by the Extraordinary Shareholders’ Meeting on December 12, 2006, Electrolux carried out a share split through which shareholders received an additional share for each share owned (redemption share). Upon completion of the program the redemption shares are redeemed at a redemption price of SEK 20 per share. Electrolux share capital is restored to the same level as prior to the redemption program.
The Swedish Companies Registration Office has today registered a decrease in Electrolux share capital of SEK 772,300,770 through the redemption of 308,920,308 redemption shares, whereof 9,502,275 redemption shares of series A and 299,418,033 redemption shares of series B. Further, an increase in the company’s share capital of SEK 772,300,770 is registered following a bonus issue. The increase in the share capital is transferred from non-restricted equity. No new shares are issued in connection with the bonus issue.
Following these transactions Electrolux has a total of 308,920,308 outstanding shares, whereof 9,502,275 shares of series A and 299,418,033 shares of series B.
The redemption procedure means that approx. SEK 5,600m will be distributed to Electrolux shareholders, equivalent to SEK 20 per share. Payment to the shareholders is expected to be made January 29, 2007.
For further information please contact Investor Relations and Financial Information on +46 8 738 60 03.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.